                                                                                                                                                                                                                                                       450 Wireless Blvd.

NORTH COUNTRY FUNDS                                                                                                                                        Hauppauge, New York 11788

James R. Colantino

Treasurer

Direct Telephone: (631) 470-2603

Fax: (631) 470-2701

E-mail: jimc@geminifund.com

                                                                                                                                                                                                                                                    January 26, 2009

VIA EDGAR (Correspondence Filing)

U.S. Securities and Exchange Commission

Attn: Kevin Rupert

RE:

North Country Funds (the “Registrant”)

File Nos. 333-45664; 811-10123

Dear Mr. Rupert:

On behalf of the Registrant, this letter responds to the comments you provided by telephone on August 29, 2008, with respect to the November 30, 2007 Form N-CSR report (the “Report”), as filed with the SEC on February 8, 2008.  Your comments are set forth below, and each is followed by the Registrant’s response.

General Comments

Comment 1:	The portfolio turnover ratios appearing in the Financial Highlights of the Report should be rounded to the nearest whole number.
Response:	Future reports will have all portfolio turnover ratios rounded to the nearest whole number.
Comment 2:

Note 3 of the Report discloses that “Under the terms of the Advisory Agreement, fees waived or expenses reimbursed by the Adviser are subject to reimbursement by the Fund up to five years from the date that the fee or expense was waived or reimbursed”.  The SEC does not allow recoupment of fees waived or expenses reimbursed beyond three years, unless granted special permission by the Chief Accountant.

Response:	We acknowledge the SEC’s position with regard to a three year limitation on expense recoupment payments and the Adviser has agreed not to seek recoupment beyond such limit.

Comment 3:	The fee waiver and expense reimbursement language in the Investment Advisory Agreement is not specific with respect to an applicable time period or expiration date.
Response:

As disclosed in the Investment Advisory Agreement, the expense limitation is on a voluntary basis and the terms are established annually in connection with the renewal of the Investment Advisory Agreement.

Comment 4:	The expense ratios in the Financial Highlights of the Report do not match the figures in the Expense Example.
Response:

The expense ratios disclosed in the Financial Highlights are for the fiscal year ending November 30, 2007, whereas the figures in the Expense Example are calculated based on the expense ratios for the most recent fiscal half-year, as required by Item 22(d)(1) of Form N-1A.

The Registrant acknowledges that:

•

The Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

•

Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and

•

The Registrant may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

•

This representation should not be construed as confirming that there is or is not, in fact, an inquiry or investigation or other matter involving the Registrant.

*          *          *

Please contact me at (631) 470-2603 if you should require any further information.

Sincerely,

/s/ James Colantino

Treasurer

North Country Funds